1. Name and Address of Reporting Person
   Bryant, Gary W.
   6 International Drive
   Rye Brook, NY 10573
   USA
2. Issuer Name and Ticker or Trading Symbol
   Universal American Financial Corp. (UHCO)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Year
   12/2002
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director                   ( ) 10% Owner
   (X) Officer (give title below) ( ) Other (specify below)
   President of Subsidiary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   |         +-----------+---+----------+   Year       |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |         |Amount     |A/D|Price     |              |   (I)     |   ship     |
+------------------------------+----------+----------+---------+-----------+---+----------+--------------+-----------+------------+
Preferred Stock                                                                            0              D
Common Stock                    12/31/2002            J <F1>    2296        A   $0.0000    310198         D

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   |Day/   |Day/   |         +-----+-----+Date Exer-|Expira-   |       |of      |Derivative|at End |direct |Owner-|
|Security  |Security|Year)  |Year)  |         |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |of Year|(I)    |ship  |
+----------+--------+-------+-------+---------+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $2                                                        12/10/2006 Common                      30000   D
Options                                                                          Stock
(Right to
buy)
Stock       $2.25                                                     12/14/2005 Common                      10000   D
Options                                                                          Stock
(Right to
buy)
Stock       $2.25                                                     12/08/2008 Common                      17500   D
Options                                                                          Stock
(Right to
buy)
Stock       $2.25                                                     12/09/2008 Common                      17500   D
Options                                                                          Stock
(Right to
buy)
Stock       $2.62                                                     05/28/2008 Common                      80000   D
Options                                                                          Stock
(Right to
buy)
Stock       $2.75                                                     12/09/2007 Common                      20000   D
Options                                                                          Stock
(Right to
buy)
Stock       $3.12                                                     06/14/2004 Common                      15000   D
Options                                                                          Stock
(Right to
buy)
Stock       $3.15                                                     08/01/2009 Common                      262500  D
Options                                                                          Stock
(Right to
buy)
Stock       $3.88                                                     02/28/2011 Common                      37500   D
Options                                                                          Stock
(Right to
buy)
Stock       $4.09                                                     04/01/2010 Common                      45000   D
Options                                                                          Stock
(Right to
buy)
Stock       $6.45                                                     03/28/2012 Common                      45000   D
Options                                                                          Stock
(Right to
buy)

Explanation of Responses:

<F1>
Shares purchased through 401(k) plan.

SIGNATURE OF REPORTING PERSON
/s/ Gary W. Bryant

DATE
02/13/2003